FOSTER'S GROUP LIMITED
Southbank Boulevard Southbank Victoria 3006 Australia
61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

02 DEC 19 AM 3:52

FOSTER'S
GROUP
Inspiring Global Enjoyment

02060647

82-1711

Fosters Brewing Group

PRESS RELEASE

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The following announcement was made to the Australian Stock Exchange Limited today.

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DEC 30 2002
THOMSON
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12/20

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

Carlton & United Breweries Ltd
ABN 76 004 056 106
77 Southbank Boulevard
Southbank Victoria 3006
Australia
GPO Box 753F
Melbourne Victoria 3001
Telephone + 61 3 9633 2000
Facsimile + 61 3 9633 2002

Carlton & United
BUILDING GREAT AUSTRALIAN BRANDS

19 December 2002

CUB TO ACQUIRE BULMER AUSTRALIA

Carlton & United Breweries (CUB), the Australian brewing division of Foster's Group Limited (Foster's), today announced its intention to acquire Bulmer Australia Limited (BAL) a wholly owned subsidiary of UK based HP Bulmer for $63 million.

The acquisition will include:

- ownership of the leading Australian cider brand Strongbow, Woodpecker, Devondale, Harvest and Zolensky brands in Australia and New Zealand;
- production facilities at Campbelltown, NSW and Gisborne, New Zealand;
- Bulmer Harvest (New Zealand) owns brand rights for New Zealand's number one cider brand, 'Harvest'; and
- a licensing agreement with HP Bulmer to produce and distribute Scrumpy Jack Bulmers Original brands in Australia.

The acquisition is subject to HP Bulmer UK shareholder and Australian regulatory approvals. The transaction is expected to be completed in early 2003.

CUB Managing Director, Mr Trevor O'Hoy said, "The acquisition of BAL enhances CUB's strategy to achieve earnings growth via bolt-on acquisitions to supplement organic growth.

"CUB expects to drive synergy benefits and exploit brand growth opportunities through the company's greater sales, marketing and distribution penetration.

"The acquisition will bring together under the one portfolio Australia's leading cider brand Strongbow with the fastest growing cider, CUB's Mercury brand.

"The acquisition will be earnings per share positive and shareholder value accretive in the first year and is consistent with CUB's focus on building a premium brand portfolio, with the leading cider brands Strongbow in Australia and Harvest in New Zealand," Mr O'Hoy said.

In Fiscal 2002, BAL generated sales revenue of $40 million.

For more information contact:

Media
Geoff Donohue
General Manager: CUB Public Affairs
03 9633 2255 or 0439 318 695

Investor Relations
Domenic Panaccio
VP Capital Markets
03 9633 2641 or 0418 243 714